               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)
    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments thereto Filed Pursuant to
                         Rule 13d-2(a)
                      (Amendment No. 11)*


                     Giant Industries, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                          374508 10 9
                         (CUSIP Number)

                        James E. Acridge
    23733 North Scottsdale Road, Scottsdale, Arizona 85255
                         480-585-8888
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        October 11, 2001
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (continued on following pages)





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                          SCHEDULE 13D

CUSIP No.: 374508 10 9
_____________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James E. Acridge
_____________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [   ]
                                                            (b) [   ]
_____________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________
4.   SOURCE OF FUNDS*
     PF
_____________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              [   ]
_____________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
_____________________________________________________________________
                             7.   SOLE VOTING POWER
          NUMBER OF               1,553,088
            SHARES           ________________________________________
         BENEFICIALLY        8.   SHARED VOTING POWER
           OWNED BY               168
             EACH            ________________________________________
          REPORTING          9.   SOLE DISPOSITIVE POWER
            PERSON                1,553,088
             WITH            ________________________________________
                             10.  SHARED DISPOSITIVE POWER
                                  168
_____________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,553,256
_____________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [ X ]
     Excludes 200 shares owned by the Reporting Person's wife.
_____________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18%
_____________________________________________________________________
14.  TYPE OF REPORTING PERSON*
     IN
_____________________________________________________________________
               *    See instructions before filling out

     This Amendment No. 11 to Schedule 13D relates to the Common Stock, par value $.01 per share, issued by Giant Industries, Inc., a Delaware corporation (the "Issuer" or the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. It amends the amended and restated Schedule 13D filed by James E. Acridge, dated February 29, 1996, as amended to date. This Amendment No. 11 amends and supplements the following items as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

     On October 9, 2001, the Company's Board of Directors (the "Board") approved the acquisition of up to 400,000 shares of the Company's Common Stock from Mr. Acridge at a price equal to the closing price of the Company's Common Stock on the New York Stock Exchange on the date the conditions to purchase set by the Board were satisfied, including the receipt of necessary bank waivers and consents. The conditions were met on October 11, 2001, and the price on that date was $8.80. Pursuant to this authorization, Mr. Acridge sold 137,451 shares to the Company on October 11, 2001, 83,000 shares on October 12, 2001, 30,000 shares on October 16, 2001, 46,000 shares on October 17, 2001, and 103,549 shares on October 23, 2001.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of the filing of this Amendment No. 11, Mr. Acridge directly holds 1,497,288 shares of Common Stock representing approximately 17.36% of the 8,626,979 shares of Common Stock (the "Outstanding Shares") deemed to be outstanding (based on the number of outstanding shares of Common Stock reported in the Company's most recent 10-Q plus the Option Shares described below).

     Pursuant to Rule 13d-3, Mr. Acridge may be deemed to be the beneficial owner of 55,800 shares of Common Stock (the "Option Shares") by reason of options granted to Mr. Acridge under the Company's 1989 Stock Incentive Plan. Mr. Acridge has a presently exercisable right or a right exercisable within 60 days to acquire these Option Shares.

     Under Rule 13d-3, Mr. Acridge also may be deemed to be the beneficial owner of 168 shares of Common Stock allocated to him by virtue of his participation in the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "401(k) Plan") and 200 shares of Common Stock owned by his wife. Under Rule 13d-4, however, Mr. Acridge disclaims beneficial ownership of the 200 shares of Common Stock owned by his wife.

     Accordingly, Mr. Acridge may be deemed to beneficially own a total of 1,553,256 shares of Common Stock representing approximately 18% of the Outstanding Shares.

     (b) Mr. Acridge has sole voting and dispositive power with respect to the 1,497,288 shares of Common Stock directly owned by him.

     Mr. Acridge will have sole voting and dispositive power with respect to the 55,800 Option Shares, at such time, if any, as he exercises such options and acquires such shares.

     As a participant in the 401(k) Plan, Mr. Acridge has the power to direct the trustee as to voting, and has shared dispositive power with the trustee with respect to the disposition, of the 168 shares of Common Stock allocated to his account in accordance with the terms of the 401(k) Plan. The trustee is Fidelity Management Trust Company, 82 Devonshire Street, C8A, Boston, Massachusetts 02109.

     Although under Rule 13d-3 Mr. Acridge may be deemed to be the beneficial owner of the 200 shares of Common Stock owned by his wife, Mr. Acridge disclaims beneficial ownership of such shares under Rule 13d-4. As such, he does not share voting or dispositive power of such shares with his wife. Sole voting and dispositive power over such shares is held by his wife.

     (c) Within the last 60 days, Mr. Acridge disposed of 400,000 shares of Common Stock. This disposition was effected through private sales pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), of 137,451 shares on October 11, 2001, 83,000 shares on October 12, 2001, 30,000 shares on October 16, 2001, 46,000 shares on October 17, 2001, and 103,549 shares on October 23, 2001. The purchase price for all the shares was $8.80 per share. No other transactions in Common Stock were effected by Mr. Acridge during such 60 day period.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Acridge has pledged 1,467,566 shares of Common Stock to various lenders as security for various loans the proceeds of which were used for general purposes and not used to finance the acquisition of any Common Stock of the Company. Mr. Acridge retains the right to direct the voting and disposition of such shares and the right to receive all dividends, subject to standard default provisions.

     In connection with a loan to Mr. Acridge made by Robert H. McKee that is secured by 96,961 of the 1,467,566 total shares of Common Stock pledged to various lenders, Mr. Acridge also granted a purchase option to Mr. McKee for the 96,961 pledged shares at a price of the lower of $12.00 per share or the average daily closing price on the New York Stock Exchange from December 30, 1999 to the date the option is exercised. Such option may be exercised at any time after the earliest of (i) December 29, 2001 or (ii) the execution by Giant Industries, Inc. ("Giant") of a letter of intent, agreement or other document with respect to a transaction or series of transactions relating to a corporate reorganization or other fundamental event that would lead to the delisting of the capital stock of Giant on the New York Stock Exchange. In addition, if at any time Mr. Acridge tenders payment in full of all principal and accrued but unpaid interest under the loan, the lender has five (5) business days to elect, in his sole discretion, to either (i) accept such payment and surrender his rights under the option, or (ii) exercise the option as an offset of the amounts due under the loan. If the option is not exercised within such five-day period, it expires. Unless the option expires earlier in connection with the repayment of the loan by Mr. Acridge, the option expires on December 29, 2001.

     In addition, in connection with a loan to Mr. Acridge made by Lanty L. Smith that was secured by 144,040 shares of Common Stock, Mr. Acridge also granted a purchase option to Mr. Smith for the 144,040 pledged shares at a price of $10.625 per share. Such option could have been exercised at any time after the earliest of (i) November 22, 1999;
(ii) the execution by the Company of a letter of intent, agreement or other document with respect to a transaction or series of transactions relating to a corporate reorganization or other fundamental event that would lead to the delisting of the capital stock of the Company on the New York Stock Exchange; or (iii) the occurrence of an event of default under the stock pledge agreement related to the loan from Mr. Smith to Mr. Acridge. In addition, if at any time Mr. Acridge tendered payment in full of all principal and accrued but unpaid interest under the loan, Mr. Smith had five (5) business days to elect, in his sole discretion, to either (i) accept such payment and surrender his rights under the option, or (ii) exercise the option as an offset of the amounts due under the loan. If the option was not exercised within such five-day period, it expired. Unless the option expired earlier in connection with the repayment of the loan by Mr. Acridge, the option expired on November 22, 2000. Although the option technically expired on November 22, 2000, a dispute has arisen between Mr. Acridge and Mr. Smith that could impact the shares subject to the option.


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 30, 2001



                          /s/  JAMES E. ACRIDGE
                         ----------------------------------
                         James E. Acridge